

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH SEPTEMBER 30, 2007

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Publication relating to the issuance of (up to) €75 million fixed rate bonds, dated September 28, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 50,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due September 2009, dated September 13, 2007.

      B. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due March 2009, dated September 13, 2007.

      C. Final Terms relating to the issuance of GBP 150,000,000 Floating Rate Notes due September 2009, dated September 14, 2007.

      D. Final Terms relating to the issuance of EUR 111,500,000 Fixed Rate Notes due October 2010, dated September 27, 2007.

      E. Final Terms relating to the issuance of EUR 70,000,000 Floating Rate Notes due September 2011, dated September 28, 2007.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through September 30, 2007.

   3.2 Shareholders Newsletter, dated September 2007.

   3.3 Presentation entitled "Autumn Conference – Cheuvreux," dated September 26, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publication relating to the issuance of (up to) €75 million fixed rate bonds

Published in the BALO on September 28, 2007

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published September 28, 2007, Bulletin No. 117

Further to the notice dated June 8, 2007, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of August 31, 2007, the total previously issued outstanding debt amounted to €14,802,718,963, to €8,731,944,261 for redeemable subordinated debt (TSR) and to €4,261,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 15, 2007, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €8,254,026,919, has decided to issue subordinated debt with no fixed term in a maximum amount of 75,000,000.

After describing the administrative procedure by which the issuance will occur, the notice announces that interest will be payable quarterly at an "Interest Payment Date". The first period will be payable as of June 15, 2008, for the period starting September 28 and ending October 15, 2007, included. The principal amount of the notes will be announced in the BALO on October 8, 2007.

Exhibit 2.1A

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due September 2009

September 13, 2007

Please see attached.

Final Terms dated 13 September 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 201
Tranche No: 1

EUR 100,000,000 Floating Rate Notes due September 2009

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus . Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	201
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 100,000
	(ii) Calculation Amount:	EUR 100,000
7	(i) Issue Date:	14 September 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 14 September 2009
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable

13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable semi-annually on 14 March and 14 September in each year commencing on 14 March 2008 up to, and including, 14 September 2009, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters page 248
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone

	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Six (6) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	+ 0.07 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates	Yes

	(Condition 6(b)):	
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

	Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 14 September 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 2,000

3 Ratings

	Not Applicable

4 Notification

	Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 99,942,700
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0320753121
Common Code:	32075312
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due March 2009

September 13, 2007

Please see attached.



CREDIT AGRICOLE S.A.

acting through its London branch

Euro 50,000,000,000

Euro Medium Term Note Programme

SERIES NO: 202

TRANCHE NO: 1

Issue of EUR100,000,000 Floating Rate Notes due March 2009 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

RBC Capital Markets

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus is available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	202
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR100,000,000
	(ii)	Tranche:	EUR100,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR100,000
7	(i)	Issue Date:	17 September 2007
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 17 March 2009
9	Interest Basis:		6 month EURIBOR plus 0.10 per cent. (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable

[Paris #514770 v1]

(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	Interest will be paid semi-annually in arrear on 11 March, 2008, 11 September 2008 and 17 March 2009 each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below For the avoidance of doubt, there will be a short first Interest Period, from and including the Issue Date to but excluding 11 March 2008, at a rate interpolated from 5 month and 6 month EURIBOR and a long last interest period from and including 11 September 2008 to, but excluding 17 March 2009 at a rate interpolated from 6 month and 7 month EURIBOR
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre(s):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
	Relevant Time:	11.00 a.m. (Brussels time)
	Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	Primary Source for Floating Rate:	Reuters Page EURIBOR01
	Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	Relevant Financial Centre:	Euro-zone
	Benchmark:	EURIBOR
	Representative Amount:	Not Applicable
	Effective Date:	Not Applicable
	Specified Duration:	Six (6) month EURIBOR except for the initial Interest Period which shall be at a rate interpolated from 5 month and 6 month EURIBOR and the final Interest Period which shall be at a rate interpolated from 6 month and 7 month EURIBOR
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	plus 0.10 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted

	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR100,000 per Note of EUR100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE
35	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer



Duly represented by: Omar Ismael Aguirre

Omar [illegible]ael Aguirre
Gene[illegible] Manager

[Paris #514770 v1]

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Not Applicable
3	**RATINGS**	
	Ratings:	Not Applicable
4	**NOTIFICATION**	Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR100,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0320985848
Common Code:	032098584
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1C

Final Terms relating to the issuance of GBP 150,000,000 Floating Rate Notes due September 2009

September 14, 2007

Please see attached.

Final Terms dated 14 September 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 203
Tranche No: 1

GBP 150,000,000 Floating Rate Notes due September 2009

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	203
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Sterling ("**GBP**")
4	Aggregate Nominal Amount:	
	(i) Series:	GBP 150,000,000
	(ii) Tranche:	GBP 150,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	GBP 100,000
	(ii) Calculation Amount:	GBP 100,000
7	(i) Issue Date:	18 September 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 18 September 2009
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007

14	*Method of distribution:*	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first *Specified Interest Payment* Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable semi-annually on 18 March and 18 September in each year commencing on 18 March 2008 up to, and including, 18 September 2009, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the *Calculation Agent*):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (London Time)
	— Interest Determination Date:	The first day in each Interest Period
	— Primary Source for Floating Rate:	Reuters page LIBOR01
	— Reference Banks (if Primary Source is "**Reference Banks**"):	*Not Applicable*
	— Relevant Financial Centre:	London
	— Benchmark:	The London inter-bank offered rate ("LIBOR") for *Sterling deposits*
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Six (6) months
	(viii) ISDA Determination:	Not Applicable

(ix)	Margin(s):	+ 0.0825 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h)):	Actual/365
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	GBP 100,000 per Note of GBP 100,000 Specified Denomination
23	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

PART B — OTHER INFORMATION

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 18 September 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 2,000

3 Ratings

Not Applicable

4 Notification Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the *Base Prospectus*, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	GBP 150,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No.
ISIN Code:	XS0321953266.
Common Code:	32195326
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1D

Final Terms relating to the issuance of EUR 100,500,000 Fixed Rate Notes due October 2010

September 27, 2007

Please see attached.

Final Terms dated 27 September 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 204
Tranche No: 1

EUR 111,500,000 Floating Rate Notes due October 2010

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus . Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	204
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 111,500,000
	(ii) Tranche:	EUR 111,500,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 100,000
	(ii) Calculation Amount:	EUR 100,000
7	(i) Issue Date:	1 October 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 1 October 2010
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable

13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable quarterly on 1 January, 1 April, 1 July and 1 October in each year commencing on 1 January 2008 up to, and including, 1 October 2010, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters page 248
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone

	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	+ 0.19 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates	Yes

	(Condition 6(b)):	
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 1 October 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 2,000

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 111,500,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0323956945
Common Code:	32395694
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1E

Final Terms relating to the issuance of EUR 70,000,000 Floating Rate Notes due September 2011

September 28, 2007

Please see attached.

Final Terms dated 28 September 2007



Crédit Agricole S.A.
acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 205
Tranche No: 1
EUR 70,000,000 Floating Rate Notes due September 2011
Issued by: Crédit Agricole S.A. acting through its London Branch (the "**Issuer**")



As Dealer

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2	(i) Series Number:	205
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 70,000,000
	(ii) Tranche:	EUR 70,000,000
5	Issue Price:	99.8161 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 50,000

	(ii) Calculation Amount:	EUR 50,000
7		
	(i) Issue Date:	4 October 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 23 September 2011.
9	Interest Basis:	Euribor 6 months + 0.15 per cent. Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on the next succeeding Specified Interest Payment Date. For the avoidance of doubt, there will be a first short Interest Period from (and including) the Issue Date to (but excluding) 23 March 2007.
	(ii) Specified Interest Payment Dates:	Interest will be paid semi-annually in arrears on 23 September and 23 March of each year, commencing on 23 March 2008 to and including 23 September 2011, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below..
	(iii) Business Day Convention:	Preceding Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Crédit Agricole S.A.
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	– Relevant Time:	11.00 am Brussels time

–	Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Accrual Period
–	Primary Source for Floating Rate:	Reuters Euribor01
–	*Reference Banks (if Primary* Source is "Reference Banks"):	Not Applicable
–	Relevant Financial Centre:	Euro-Zone
–	Benchmark:	EURIBOR
–	Representative Amount:	Not Applicable
–	Effective Date:	Not Applicable
–	*Specified Duration:*	*6 months*
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	+ 0. 15 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Act/360, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The first short coupon for the Interest Period from (and including) 4 October 2007 to (but excluding) 23 March 2008 will be calculated by using as Reference Rate, instead of EURIBOR 6 months, the interpolated EURIBOR between 5 months and 6 months as determined by the Fiscal Agent, 2 TARGET Business Days prior to the Issue Date on the Relevant Screen Page on the Relevant Time.

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**[5]	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Calculation Amount
23	**Early Redemption Amount**	

(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Applicable, the Conditions shall apply
(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	***Bearer Notes:***
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the *Permanent Global Note*
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, *including any right* of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	*Other final terms:*	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable

	Date of Subscription Agreement (if any):	Not Applicable
	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Fortis Bank nv-sa, Montagne du Parc 3, B-1000 Brussels, Belgium
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 4 October 2007.
(iii) Estimate of total expenses related to admission to trading:	EUR 2,100

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 69,871,270
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B.

7 Historic Interest Rates

Details of historic EURIBOR rates can be obtained from Reuters.

8 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs[1] as common safekeeper and does not necessarily mean that the Notes will be recognised as *eligible* collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem *either upon* issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0324190460
Common Code:	032419046
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

[1] The International Central Securities Depositories (i.e. Euroclear S.A./N.V. and Clearstream Banking, société anonyme.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through September 30, 2007

Please see attached.


FONDATION
Pays de France

Press release

24th European Heritage Days

15 & 16 September 2007

Paris, 10 September 2007 Crédit Agricole is supporting the 24th edition of European Heritage Days, dedicated to "Heritage vocations, women and men dedicated to culture", on 15 and 16 September 2007. The bank has sponsored this major cultural festival, organised by the French culture and communication ministry, since 2002.

This year's event will showcase all the skills and crafts involved in restoring, promoting and raising awareness of Europe's cultural heritage. Crédit Agricole will take this opportunity to demonstrate its commitment to preserving art-related occupations that are in danger of dying out.

Through this partnership, the Group is pursuing the commitment of "Pays de France", the foundation set up by Crédit Agricole to preserve and develop the nation's cultural heritage. And it is showing its determination to help people discover or learn more about the crafts and skills that not only allow this heritage to exist today but also to be maintained, promoted and passed on intact to future generations.

The French National Heritage Days event was created in 1984 by the culture and communication ministry. With 23,000 activities at more than 15,000 venues, it attracts over 12 million visitors every year.

Crédit Agricole Regional Banks have joined forces with Regional Cultural Affairs Directorates up and down the country to promote this landmark cultural initiative.

As a patron, Crédit Agricole is strongly committed to cultural heritage. It involves itself in projects to preserve and maintain the outstanding architectural, artistic and natural splendours of France's regions. In the past 30 years, the "Pays de France" Foundation has invested **20 million euros in more than 850 projects,** including **49 in 2006 alone**.

All these activities illustrate the importance that Crédit places on **bringing our heritage to life and sharing the emotions it stirs**.

For more information, visit www.credit-agricole.fr


UAF
PATRIMOINE
Des stratégies et des hommes


UAF
PATRIMOINE
Formation

Press release

UAF Patrimoine Formation:
a new player to service wealth management professionals

Paris, 11 September 2007 UAF Patrimoine has set up **UAF Patrimoine Formation** as a wholly-owned subsidiary of Predica, the life insurance arm of the Crédit Agricole Group.

UAF Patrimoine Formation is specialised in the training of wealth management professionals, including independent and bank-employed financial advisers, notaries, lawyers, accountants and asset managers.

Starting in November 2007 and relying on the acknowledged expertise of UAF Patrimoine, **UAF Patrimoine Formation** will offer a wide range of inter-company and bespoke training courses in wealth management. Its programmes will cover the legal, tax, regulatory and succession planning aspects of the industry. In addition, the new company is providing an interactive website and a special tool to assess training requirements.

Jean-Jacques Branche, UAF Patrimoine's CEO, says: "We are offering a range of training programmes that respond to strong industry demand at a time when the wealth management environment is undergoing major changes". The courses stand out because of their high valued-added technical content and their ability to evolve in light of the market's current and future needs. They are taught by skilled professionals from all areas of wealth management.

UAF Patrimoine Formation has the support of a scientific advisory committee composed of prominent figures in the sphere of wealth management. In addition to examining the company's educational policies and the content and quality of its courses, the committee will provide vital input for anticipating far-reaching changes in the industry and the way it is organised.

About UAF Patrimoine
UAF Patrimoine is a brand of Predica, the life insurance company of the Crédit Agricole Group. The company offers financial engineering services in the field of life insurance for independent wealth management advisers and major accounts. At end 2006, UAF Patrimoine had sales of €278 million with €914 million under management.


LCL
BANQUE ET ASSURANCE


anpe

Press release

LCL partners the national employment agency to achieve greater diversity

Paris, 13 September 2007 — LCL, a leading French retail bank, has joined forces with the country's national employment agency, ANPE, to handle the planned recruitment of 3,000 people during the period 2008-2010. Most of these vacancies will be for commercial positions, such as customer service agents, tele-advisers and relationship officers, based in LCL's network of some 2,000 branches. All the new hires will be offered open-ended employment contracts.

Christian Charpy, General Manager of ANPE, and Christian Duvillet, Chief Executive of LCL, signed a nationwide agreement on 12 September 2007 setting out the arrangements for this partnership.

The recruitments will cover a diversity of profiles – especially in terms of age, training and experience – and will also include disabled people. The system of block-release training, already used widely at LCL, will be expanded.

The partnership between LCL and ANPE will focus on targeting, identifying and assessing job applicants based on a joint analysis of the bank's quantitative and qualitative recruitment needs and the make-up of the local labour market.

A service for short-listing applicants on the basis of job and skill profiles will be developed. It will rely in particular on simulation recruitment, a method in which applicants are given tests to identify their capabilities so that they are recruited on the strength of their skills, not their experience or educational qualifications.

Starting in October 2007, LCL and ANPE will jointly conduct a territorial analysis of expected labour and skills requirements in order to anticipate manpower demand more effectively. This analysis will be conducted yearly and updated at regular intervals.

LCL will also notify ANPE of its job vacancies in connection with block-release programmes for the vocational training of jobseekers. The bank has also undertaken to arrange a vocational integration and training scheme so that recruits can adapt to and maintain their jobs and hone their professional skills.

The ANPE will organise its on-the-job support services to ensure that new recruits are integrated smoothly into the LCL workforce.

ANPE and LCL will carry out a quantitative and qualitative annual review focusing on the number of applicants interviewed by LCL and their profile, as well as on LCL's level of satisfaction with the candidates put forward by ANPE.

About LCL

LCL joined the Crédit Agricole S.A. group in 2003. Its nationwide retail banking network now focuses on individual, professional and small business customers in France. LCL has:

- 6 million customers and net banking income of €3.6 billion
- 23,000 employees, including more than 14,000 in a network of 2,000 branches serving individual and business customers
- more than 5,000 people recruited on open-ended contracts over the past five years
- 10 regional divisions in France, each responsible for its own recruitment
- long-standing (since 1989) and increasing reliance on block-release training, with nearly 1,000 people currently on apprenticeship and vocational training contracts
- awarded gender-equality certification in 2006; the Agefiph Accord on disabled employees has been implemented in the Crédit Agricole S.A. group.

About ANPE

L'Agence Nationale Pour l'Emploi (ANPE) is France's national employment agency:

- 22 regional divisions and 120 delegations with a staff of nearly 28,000
- 824 local branches and specialised departments, 1,700 professional teams specialised by business sector
- more than 3.5 million job offers notified by companies in 2006, with more than 3 million recruitments
- expertise in all areas of employment: recruitment, guidance, training, labour market entry, job development
- the leading job-related website in France, www.anpe.fr, with
  - nearly 12 million hits per month in 2006
  - 587,000 job offers posted directly by employers in 2006 (16.8% of online offers)
- a focus on delivering a high standard of needs-related services to its clients as part of a drive to secure quality certification for all its local branches
- committed under the Public Service Charter for Employment to oppose discrimination, support equal opportunities and promote diversity and gender equality in employment

CRÉDIT AGRICOLE ASSET MANAGEMENT

Press release

Appointment

Yves Perrier is named Chairman and CEO of Crédit Agricole Asset Management (CAAM) and CAAM Group

London, 18 September 2007 — At its meeting today, the Board of Directors of Crédit Agricole Asset Management (CAAM) and CAAM Group appointed Yves Perrier as Chairman and Chief Executive Officer of the two companies. Mr. Perrier will replace Thierry Coste, who is retiring at the age of 65 and who has been named Honorary Chairman of both companies. On the proposal of the new Chairman, the Board of Directors also confirmed Paul-Henri de La Porte du Theil as deputy Chief Executive of CAAM and CAAM Group, and Jean-Yves Colin as deputy Chief Executive of CAAM Group.

Crédit Agricole Asset Management Group is Crédit Agricole Group's asset management subsidiary. With € 565.7 billion of assets under management at 30 June 2007, CAAM Group is the 5th largest asset management company within Continental Europe*. CAAM Group's subsidiaries offer a complete line of investment products for:

- The regional banking networks of Crédit Agricole, LCL and the international retail banking subsidiaries of Crédit Agricole group and,
- Institutional investors, large corporate accounts and third-party distributors in France and abroad.

Crédit Agricole Asset Management Group is active in 22 countries (Europe, Asia-Pacific, North America, the Middle East and North Africa).

**IPE - Top 400 European Asset Management Leaders, data as at Dec. 2006, issued in June 2007*

Biography:

After ten years experience in auditing and consultancy, notably with the firms E. Salustro and PA Consulting, Yves Perrier joined Société Générale during its privatisation in 1987, where he was appointed Head of Accounting Department (1987-1991), Financial Controller (1991-1995), and Chief Financial Officer (1995-1999). In September 1999, following the stock market battle between Société Générale and BNP, Mr. Perrier joined Crédit Lyonnais at the time of its privatisation. As a member of the Executive Committee, he supervised Finance, Risk and Internal Audit. He was also a board member of Crédit Lyonnais Asset Management. At the end of 2002, acting on behalf of Crédit Lyonnais, he oversaw the financial operation that led to the merger with Crédit Agricole. As a member of Crédit Agricole's Executive Committee since June 2003, he simultaneously held the positions of Group Risk Management Director and Chief Operating Officer (COO) of the investment banking division in charge of support functions. In this capacity, he directed the splitting up of Crédit Lyonnais' retail banking and investment banking activities, and the latter's subsequent merger with Crédit Agricole Indosuez to form Calyon on 1 May 2004. At this date, he was named Chief Executive of Calyon in charge of structured finance, brokerage, risk and support functions.

In 2005, Mr. Perrier took the responsability of the international network, while maintaining responsibility for structured finance and support functions. Mr. Perrier is also Chairman of the Supervisory Board of CACEIS, a securities custody company jointly owned by Crédit Agricole Group and Natixis.

Born in 1954, Yves Perrier graduated from ESSEC and is a Certified Public Accountant (CPA).

Calyon - Press release

Paris, 18 September 2007

In the evening of 4 September 2007, Calyon's senior management were advised of the existence of an unusually large market pc on the books of the proprietary trading desk managed by New York branch.

This position in diversified credit market indices, which has no relation to the subprime market, was to a large extent built up durir last days of August, and in excess of authorized internal limits.
As of today, the position has been brought back within the normal trading activities of Calyon.

Appropriate disciplinary action have been initiated. The trading limit alert and security controls have been immediately strengthen order to prevent any such incident happening in the future.

Taking into account the cost of unwinding this trade, the overall impact on Calyon's third quarter results is estimated at €250 milli This €250 million will be entirely accounted for in the third quarter results. In the context of a more turbulent trading environment i September, in comparison to July and August, Calyon's third quarter net income is likely to be significantly lower than for the sarr period in 2006 but will remain in profit.

Reach all 2007 press re


FINAREF



Press release

Keywords: consumer credit / store cards / consumption / partnership / sport

Go Sport chooses Finaref to develop financial services and brand loyalty

▪ Finaref has signed its tenth major partnership agreement, this time with Go Sport. The deal strengthens Finaref's position in store cards and takes it into the new market of sporting goods retail. ▪ Dubbed "Go Sport First", the new card will be offered to all Go Sport customers, giving them access to financial services suited to their needs.

Paris, 20 September 2007 — Go Sport France was looking for a partner to help it develop its financial services with a view to building brand loyalty and attracting new customers.

The company chose Finaref, not just for its expertise and experience in retail intelligence and consumer credit, but also its ability to craft operational solutions for customer relationship management. Hubert de Pelet, Chairman of Finaref's Executive Board, said: "The Go Sport France agreement, which comes on the heels of the partnerships signed in 2006 with La Maison de Valérie and Téléshopping, will allow Finaref to continue expanding in the retail sector. We can therefore enhance our expertise in this market, to the benefit of all our partners".

François Neukirch, Chief Executive of Go Sport, added: "Finaref's know-how in selling financial products, together with its knowledge of the retail industry and its skills in CRM, will help us continue growing by providing customers with needs responsive services".

Nicolas Denis, Marketing Director for Partner Brands at Finaref concluded: "The Go Sport partnership gives Finaref an opportunity to bring all its skills to bear, generating sales growth at Go Sport stores and buttressing its brand preference through jointly conducted loyalty programmes".

FINAREF – 99, avenue de la République - 59 110, LA MADELEINE
Tel: +33 (0)3 28 04 90 12 – Fax: 03 28 04 90 15 - www.finaref.fr ou www.finaref.com
C3M, AGENCE DE RELATIONS PRESSE – Tel : +33 (0)1 47 34 01 15 - www.agence-C3M.com
C3M RELATIONS PRESSE

The partnership will be operational as of the end of September and will be launched by a direct marketing campaign in which selected customers of Go Sport's current loyalty programme will be offered the Go Sport First card. From early 2008 onwards, the new card will be available to all Go Sport customers.

About Go Sport. The Go Sport group is France's third-largest sports goods retailer, with 10.4 per cent market share. With 374 sales outlets and a staff of some 6,000, it generated sales of 922.8 million euro in 2006, up 6.7 per cent year-on-year, through its Go Sport and Courir brands. Go Sport is a multi-specialist sports chain that has built its success on a policy of picking the best brands. It had 160 stores at 31 December 2006. **Courir,** the sports footwear specialist, had 214 stores offering shoes, clothing and accessories. Outside mainland France, the Group is present in Belgium and Poland, with nine Go Sport stores in each, and also through franchises in Guadeloupe, Saudi Arabia and the United Arab Emirates.

For more information, visit www.groupegosport.com

About Finaref. Finaref is specialised in distance selling of financial products. Part of the Crédit Agricole Group, it has two business lines: consumer credit and insurance. The company has a portfolio of 6.5 million store cards and works with market-leading retailers such as La Redoute, Vertbaudet, Daxon, La Fnac, Le Printemps, Surcouf, Le Club Med, Téléshopping, La Maison de Valérie and the latest addition to the portfolio, Go Sport. Finaref also markets revolving credit directly to consumers through its Mistral and Challenger accounts. And it offers an extensive range of personal loans and loan consolidation solutions.
For more information, visit www.finaref.fr ; www.finaref.com



<u>Press release</u>

Crédit Agricole Cheuvreux is launching a new research, sales and execution service on Greek equities, and announces the opening of an office in Turkey in the near future

Paris – September 25th, 2007

CA Cheuvreux is continuing its development in southeastern European markets with the launch of a new research product on Greek equities. The Greek team began operations in mid-September. They will cover Greek listed companies as well as a selection of Romanian and Bulgarian companies. Coverage of the Turkish market is scheduled to begin in Q1 2008. CA Cheuvreux will be opening offices in Athens and Istanbul in the near future.

François Simon, CEO of CA Cheuvreux, comments: "*Our new teams will offer our clients the quality and independence that have made Cheuvreux's reputation, providing them with the most efficient investment services on these high-growth markets. Our goal is to rapidly rank among the Top 5 brokers on these markets, as we already are in every country in which we are established*".

An independent and selective research offer

CA Cheuvreux is regularly ranked by international institutional investors as one of the leading European equity brokers for the independence and quality of its research. Its 110 analysts follow 720 Continental European companies, with coverage of individual stocks rounded out by a pan-European sector research product.

The Greek team, which has just been set up, consists of eight professionals, all with an in-depth knowledge of the Greek market and recognised experience with international clients. This team will gradually be increased to twelve professionals. It is headed by Andrea Dal Negro who, prior to joining CA Cheuvreux, worked for seven years at the National Bank of Greece (NBG International) as head of Greek equity sales. The four research analysts are led by Costas Theodourou, previously head of equity research at National Securities SA. The objective is to cover 50 stocks on the Greek, Romanian and Bulgarian markets.

The research team will be based in Athens as soon as CA Cheuvreux is physically set up for operations there and the necessary authorisations have been obtained. The sales and sales trading team is principally based in London.

On 3 and 4 October 2007, CA Cheuvreux will participate in the 2nd 'Annual Greek Roadshow' organised in London by the Athens Stock Exchange, and bringing together 36 Greek listed stocks.

CA Cheuvreux is currently assembling the Turkish team, which is expected to consist of ten professionals. The research team will be based in Istanbul.

A complete range of execution services

In recent years, CA Cheuvreux has strongly deployed its electronic execution services offer, which is now among the most competitive on the market in terms of products and volumes handled. CA Cheuvreux is able to offer its entire range of services on ATHEX listed stocks: *Sales trading*, *Direct Market Access*, *Algorithmic trading*, *Program Trading* and *Contracts for Difference*. The *Program Trading* activity is also deployed on the Turkish market, and other services will follow in 2008.

A propos of CA Cheuvreux

Credit Agricole Cheuvreux, a Calyon subsidiary, is an equity broker active in Europe, the US, Japan, and the Middle East. It is expanding its research and institutional brokerage activities on the main European equity markets, servicing international institutional investors. Its range of execution services covers the European and North American markets. Its services also include Corporate Brokerage for companies, as well as broking for individual clients of the Crédit Agricole and LCL retail networks, as well as those of CPR Online, Cheuvreux's online broker.

CA Cheuvreux's European research rankings

- **No. 2** in Continental Europe *
- **No. 1** in France ***
- **No. 2** in Spain **
- **No. 3** in Germany **
- **No. 3** for the Nordic countries **
- **No. 3** in Switzerland **
- **No. 4** in Italy **
- **No. 5** for the Benelux region **
- **No. 2** for European mid caps **
- **No. 4** in Europe ** and **No. 2** in France *** for its SRI research

* *Institutional Investor, 2007* ** *Thomson Extel, 2007* *** *Agefi, 2006*

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Shareholders Newsletter

September 2007

Please see attached.

Shareholders' Club

CRÉDIT AGRICOLE S.A.



/// NEWSLETTER

September 2007

The Shareholders' Club newsletter is an English translation of the French Lettre du Club des actionnaires, for information purpose only. Any information of a fiscal nature applies only to French tax residents.

NF certification for financial reporting

CAAM is the first asset management company to obtain Afaq Afnor certification for its financial reporting.
page 4

The "subprime crisis"

What impacts? Analysis by Crédit Agricole's economists.
page 6

My Club: your benefits

This autumn, the *Shareholders' Club* invites you to discover the Chartreuse de la Verne monastery in the Var department of southern France. See page 8 for details plus a diary of events for the next quarter.
page 8

SHARE PRICE

€ 27.70 (at 31 August 2007) Like the market in general and financial stocks in particular, Crédit Agricole S.A. shares were affected by the summer's events, closing at €30.05 on 16 July and reaching a low of €26 on 16 August before moving back up in step with the market.


CARIPARMA, FRIULADRIA E CREDIT AGRICOLE.
INSIEME NON PER CASO *
FRIULADRIA
CARIPARMA

* Insieme non per caso: "Together but not by chance"

///Performance and diversification

Net earnings for the first half of 2007 came to €3,947 million. Their strong growth reflects the Group's new dimension, driven mainly by the acquisition of Cariparma and FriulAdria in Italy, finalised on 1 July.

Contact us


ADDRESS
Shareholder Relations
Crédit Agricole S.A.
91-93, bd Pasteur, 75710 Paris Cedex 15 France


TELEPHONE
Online information around the clock on: 0800000777 (free from France only)


INTERNET
All information available online at:
www.credit-agricole-sa.fr


E-MAIL
Your questions in a click:
infos.actionnaires@credit-agricole-sa.fr



CRÉDIT AGRICOLE S.A.

Performance **and diversification** (cont.)

Net income Group share for the first half of 2007 came to €3,947 million, an increase of 48.7%. Excluding atypical items, growth was 17.9%, driven by an excellent second quarter performance despite a conservative approach towards the recent impacts of the US "subprime crisis" *(see opposite)*. This performance confirms the robustness of the Group's development model.

Net banking income rose by 20.6% to €10,286 million excluding atypical items.

International expansion

This performance reflects sustained business growth and expansion in our international retail banking operations. The division's revenues rose fivefold including the impact of new acquisitions: Emporiki in Greece and then the Italian subsidiaries, Cariparma and FriulAdria, in March. In Italy, the final stage of the acquisition was completed, as announced, on 1 July with the transfer of 173 Intesa branches, a real technical and managerial feat.

Meanwhile, all business lines have made targeted acquisitions to strengthen their distribution capability, especially in the international markets. ■



ABOUT OUR RESULTS

☐ **A well diversified model**
(breakdown of net income Group share excluding proprietary asset management and other)


Corporate and investment banking
33.2%
French and international retail banking
27.3%
39.5%
Specialised business lines

☐ **Atypical items:** several non-recurring events distort comparisons between the 2006 and 2007 figures. Results excluding these items give a fairer view of the Group's growth and performance. Most of the items relate to Intesa (deconsolidation, dilution gain and capital gain on disposal) and costs stemming from the LCL competitiveness plan in the second quarter.

☐ **Shareholders' equity,** Group share

€41.9 billion at 30 June

An increase of €7.6 billion compared with 31 December 2006, following the €4 billion rights issue made in February and including first-half earnings.

LEADER



At a time when we are announcing further strong growth in results for the first six months of the year, the markets are suffering from the turmoil caused by this summer's "subprime crisis." Against this backdrop, our highly diversified business model has proved extremely robust and effective, with revenue up more than 20% excluding atypical items, continued tight control over operating costs and risks, and a

From left to right:
René Carron, Chairman of Crédit Agricole S.A., and Georges Pauget, Chief Executive Officer.

What impact did the subprime crisis have on your results?

The impact on Crédit Agricole S.A. was limited as the Group has no direct activities in the US mortgage market and its indirect exposure is very small. For Calyon, the difficulties in these activities during the second quarter were more than offset by strong performances in other market activities. On first analysis, trends in July and August suggest that overall earnings for corporate & investment banking for these two months should be similar to the same period of 2006.



Why are you making further staff cuts at LCL?



In an increasingly competitive European market marked by ongoing consolidation in the banking sector, LCL has no choice but to continue its efforts to remain competitive. It has already achieved a significant improvement in results and has found new business momentum. However, it still has further to go in terms of productivity. In this context, 3,000 employees aged 57 and over are being offered the option of taking early retirement on a purely voluntary basis.

MY SHARES

■ In the first few months of the year, the CAC 40 gained 9.8% to reach a high of 6,168.15 points on 1 June.

■ From mid-July, the index was hit by the "subprime crisis", dropping to a low of 5,265.47 points on 16 August.


€27.70
(at 31/08/2007)
Euros
36
34
32
30
28
26
24
22
20
18
August-05
Dec-05
April-06
August-06
Dec-06
April-07
August-07
— Crédit Agricole S.A.
— CAC 40

BIRTH OF NEWEDGE

Calyon and Société Générale have signed an agreement to create Newedge, which will house the brokerage activities of Calyon Financial and Fimat. It will become operational in early 2008. In a rapidly expanding market, Newedge will be a world leader in execution – especially electronic – and clearing of derivatives listed on more than 70 organized markets in the United States, Europe, and Asia-Pacific.

EXPANSION IN THE NETHERLANDS

Following the acquisition of Interbank and DMC Groep from ABN Amro, Sofinco has become the leading specialist consumer finance company in the Netherlands. It has increased its market share from 3% to 14% and strengthened its expertise in distribution *via* broker networks.

sharp rise in net earnings. Our three major business lines – retail banking, specialised business lines and corporate and investment banking – all made a balanced contribution. We can therefore withstand cyclical trends and adapt quickly to structural developments in each of our business lines, such as the turbulent international environment, fierce competition in France and implementation of the LCL competitiveness plan. During the first half, we continued to actively integrate the foreign banks that have joined our Group in the past few months. At the end of April, Emporiki presented an ambitious transformation plan and our Italian operation achieved performances beyond our expectations. We have also strengthened our business lines as part of a selective, targeted acquisition policy designed to develop their distribution capability in France and the international markets. We set a number of precise and ambitious targets in our 2006-2008 plan. Now at the midway point, we are ahead on all counts including revenue growth, earnings growth and contribution to net banking income from international businesses. We are therefore well on track with our goal of creating sustainable long-term growth. ■

First NF quality certification for financial reporting!

Against a backdrop of increasingly complex investment strategies, investors see financial reporting – *i.e.* performance monitoring – as a major factor in their choice of an asset manager. Last May, Crédit Agricole Asset Management became the first asset management company to obtain NF 343 Afaq Afnor certification for its financial reporting. Its goal: to provide the best possible quality of information to its clients by keeping up with regulatory and technological change. This certification is testimony to CAAM's acknowledged expertise, especially in terms of quality and speed of reporting to clients. ■



CAAM's new corporate advertising campaign: "For us, asset management is more than figures"

www.morethanfigures.com

Boom in life insurance in Japan

Crédit Agricole S.A. has obtained approval to set up a life insurance company in Japan. Products will be distributed by its Japanese partner banking networks. Exporting its expertise in bancassurance with innovative products in a rapidly expanding market will be a growth driver for the Group. ■

LCL offers a more local private banking service



LCL is setting up 38 private banking centres in the main French cities in line with the redeployment strategy introduced in 2006. The main aim of this new approach is to provide customers with everything they need under one roof, whether it be private banking, daily banking or financing. LCL's private banking service will be extended to 110,000 customers. ■

IN BRIEF Crédit Agricole Immobilier acquires property developers Monné-Decroix and RSB (1/08/2007). Crédit Agricole and Réseau Entreprendre sign a national master agreement (16/07/2007). Crédit Agricole commits to biodiversity through the "Graines de paysages" campaign (19/06/2007). Pacifica acquires AGF's 60% stake in Assurances Fédérales IARD (11/06/2007).

Why has Crédit Agricole stopped sponsoring a cycling team?

Crédit Agricole has supported the team managed by Roger Legeay since [illegible]. The Group has said it will give full support to Roger Legeay so that he can ensure the continued survival of the Paris Cycling Club. However, Crédit Agricole will not extend the contract when it expires at the end of [illegible] because it has decided to redefine its sports sponsorship policy.



What was your reaction to the forest fires in Greece?

Very aware of our social responsibility and duty of solidarity, we took immediate action to help the people who were badly hit by the recent forest fires and to contribute towards the economic reconstruction of destroyed areas and rehabilitation of the environment. Emporiki Bank and Credit Agricole S.A. donated a total of [illegible] million in financial aid in equal proportions.



///International acquisitions: integration methodology

In 2006, Crédit Agricole significantly expanded its international operations in line with its strategy. But how do you integrate a foreign retail bank?


① Ahead of the acquisition, Crédit Agricole's management prepares a strategy adapted to local market specifics.
② After the acquisition, internal control functions (compliance, risk management, etc.) are brought up to Group standards.
③ The Regional Banks and LCL share their business experience and expertise with the new subsidiary.
④ Growth and development come primarily from the design and distribution of new products.
⑤ A new commercial momentum is initiated, strengthened in some countries by opening new branches.
CA

N.B.: the Group's international retail banking department comprises 4.7 million customers and 1,900 branches in 19 countries.

///Subprime crisis and reassessment of risk

After hitting the headlines early in the year, the US subprime market is now at the heart of the financial crisis. Explanations.

Subprime loans are loans made to high risk customers. They have enabled people who were previously unable to obtain credit to purchase their home. But a combination of falling property prices, rising interest rates and economic slowdown in the United States has meant that some households can no longer afford their monthly repayments. Recently published figures reveal a sharp increase in the default rate on subprime loans and has caused ripples in the financial markets. However, a crisis in the subprime sector would not by itself have caused such a strong reaction by the financial markets and the central banks (massive injections of liquidity by the ECB, cut in the FED's discount rate). Especially as the potential direct losses in this market are 200 billion dollars at most, spread over several years. This is of course a considerable sum, but should be seen in relation to the earnings of financial institutions: 450 billion dollars net for the United States alone, bearing in mind that they will not be the only ones to bear the losses.

Beyond the subprime sector

Fears about the US property market have spread to other asset classes and other areas of the world. We have seen some sharp corrections to asset prices, encouraging investors to make a hasty exit from their riskiest positions. Initially, they sold their most liquid assets, but there now seems to be a much broader trend towards disinvestment and debt reduction. The financial markets have "chosen" the subprime crisis to sound the alarm bells, but they have also signalled the risk of bubbles in some stock markets.

United States: the weak link in world growth

While the recent financial turmoil will have a real significant impact, it will affect the United States more than anywhere else. Today, the US appears to be the weak link in world growth. US growth has already slowed significantly due to the property recession and will be aggravated by the subprime crisis which will make credit harder to obtain. This will weaken a greater number of players and will have a significant impact on US corporate investment and consumer spending. Europe, too, is seeing a bit of a slowdown, which will undoubtedly be aggravated by the trials and tribulations in the US economy.

China's overheated economy should also start to cool down. However, the world economy is still strong, with growth of about 4%, companies are healthy and banks robust. So the notion of widespread crisis is not founded, but a slowdown yes.

Moderate real impact on France

The crisis will not have much effect on the French property market, but will put pressure on growth. Exports will be affected by a sharper than expected slowdown in the US economy, corporate

The expert's opinion

"The financial world has been living on overconfidence and the massive liquidity washing around in the markets has put downward pressure on lending rates, regardless of the risk. Some of these excesses are now coming to light, especially in the subprime mortgage sector in the United States, and doubts are beginning to set in. Liquidity is flowing back into safer products, such as the best rated government bonds, with the United States at the top of the list! Meanwhile, suspicions are growing and people want to know more about what has happened.

We need to keep a cool head in the face of these sharp, opposing movements. Liquidity has not disappeared; it is gradually moving back towards the best financial products, the best managed companies and the most reliable banks. And these banks are now operating in a more favourable environment as everyone is more aware."



Jean-Paul Betbèze
Chief Economist,
Crédit Agricole S.A.

Could the French property market collapse in the same way as it has in the United States?

We still expect to see a soft landing in France. Admittedly, France, like the United States, has seen a boom in property prices from 1997-2006, but the two markets are very different both in terms of type of demand and principles for obtaining credit. In France, buyers are motivated by structural rather than speculative reasons. There is no subprime market and credit institutions keep tight control over risk. Also, home loans are mainly at fixed interest rates. So we should see a continued gradual slowdown in the property market and prices should stabilize. Concerns over the financial crisis will probably accelerate the process but will not amplify the correction.





I own units in money market mutual funds. Am I exposed to risks?

The money market mutual funds that have suffered from the crisis are the "dynamic" funds, which take graduated risks to boost performance. They aim to provide a better return than the overnight money market rate and therefore invest in riskier products. However, for retail investors, the products we offer are mainly "regular" funds, where the risk level is very low.

prospects will worsen due to rising risk and credit institutions will be a little more restrictive.

However, these negative impacts will remain limited. Both companies and households remain in good financial health and French banks are already prudent in terms of borrower quality and have no reason to tighten their policies as doubtful debt ratios are currently at record lows. Lastly, the negative wealth effects caused by a drop in the stock markets will be weak. Savers have invested little in shares, preferring life insurance and liquid assets. The negative impact will therefore be mainly on companies, which may, for example, postpone some of their investment plans and prove slightly more reluctant to recruit. ■

Find all our economists' publications in the Economic Research section of our website (www.credit-agricole-sa.fr), including regular reports (weekly, monthly and quarterly), *ad hoc* publications and latest news on video.



A FEW DEFINITIONS...

SUBPRIME

□ The riskier end of the mortgage market in the United States. The crisis in the US residential property market is behind the current turmoil in the financial markets. In the past few years, a large number of less creditworthy households have taken out mortgages at high, often floating, interest rates. Against a backdrop of economic slowdown and rising interest rates, the rate of default among these borrowers is increasing. The crisis has spread to the financial markets *via* securitization vehicles.

SECURITIZATION

□ Financial technique that transforms loans into market instruments that are tradable in the same way as any other securities.

ASSET-BACKED SECURITIES (ABS)

□ Securities issued by a vehicle whose assets are loans which are backed by physical assets. ABSs are a very widespread form of securitization. The most common are backed by US mortgage loans of varying quality (subprime, Alt-A, prime, etc).

COLLATERALIZED DEBT OBLIGATIONS (CDOS)

□ Securitization structure in which the assets financed are ABSs. While ABSs are liquid and highly standardized products, CDOs are special purpose vehicles structured for investors who have been duly identified in advance and the securities they issue are only traded sporadically on the secondary market.

FREEZE FRAME
SHAREHOLDERS' MEETING IN PAU...






Over 500 people attended the meeting at the Palais Beaumont in Pau on 14 June. The programme included speeches by senior executives of Crédit Agricole Pyrénées Gascogne, an update on the economy by Jean-Paul Betbèze, and a presentation of the latest Crédit Agricole S.A. news by Georges Pauget. After the meeting, shareholders continued their discussions over drinks. ■



MY BENEFITS

VISIT THE CHARTREUSE DE LA VERNE

Discover the magnificent old ruins of the Chartreuse de la Verne monastery perched high in the hills of the Massif des Maures near Collobrières. Founded in the XIIth century, the Chartreuse de la Verne was classified as a historical monument in 1921, after being pillaged many times through the ages and reduced to ruins. In 1968, the Association des Amis de la Verne embarked on a restoration project with support from the Fondation du Crédit Agricole Pays de France and the Provence Côte d'Azur Regional Bank. Today, the Chartreuse houses a community of Sisters of Bethlehem. ■

To obtain your invitation:



MY DIARY

4 Oct. in Nantes
Investment strategy: Crédit Agricole Asset Management's strategists will present their analysis of expected performance in various asset classes.

11 Oct. in Lille
Shareholders' meeting with the Nord de France Regional Bank: Georges Pauget, Chief Executive Officer of Crédit Agricole S.A., will present the Group's strategy and business lines. Jean-Paul Betbèze, Chief Economist, will give a presentation of the major underlying trends in the economic environment.

18 Oct. in Metz
Investment strategy.

25 Oct. in Angers
Investment strategy.

16-17 Nov. in Paris
Actionaria investment exhibition (Palais des Congrès-Porte Maillot).



Crédit Agricole S.A. stand at the Actionaria investment exhibition, November 2006.

21 Nov. in Paris
The world economic environment.

27 Nov. in Châteauroux
Investment strategy.

6 Dec. in La Roche-sur-Yon
Investment strategy.

11 Dec. in Vincennes
Investment strategy.

To register:



N° Vert 0 800 000 777


Club
des actionnaires

THIS NEWSLETTER is published by the Investor Relations Department of Crédit Agricole S.A. (ref.: 7349 DRI 09/07). Creation and realisation: Sequence. Photo credits: F. Follet, T. Ledoux, M. Tulane. Computer graphics: V. Béné. It is printed on paper certified COC FSC (cert. No. CTBA-COC-0022) and COC PEFC (cert. No. CTP/1-006), which aims to encourage rational forestry management.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3

Presentation entitled "Autumn Conference - Cheuvereux"

September 2007

Please see attached.



CREDIT AGRICOLE S.A.

Georges Pauget

Chief Executive Officer

Autumn Conference - Cheuvreux

26 September 2007


CRÉDIT
AGRICOLE S.A.

Summary

Our model: diversification withstanding the test posed by the markets

Our model: maximise the producer/distributor synergies in each business line

Our model: sustainable value-creator

First-class performance in the first half of 2007

- Very strong earnings growth reflecting the Group's new dimension
- Result of a robust, because highly diversified, business model
- Still ahead of the objectives of the 2006-08 plan

Strong growth, the product of a diversified business model

- Balanced contribution from our three major business lines

CAGR: 19.5%

Contribution to net income, Group share

	H1 2004	H2 2004	H1 2005	H2 2005	H1 2006	H2 2006	H1 2007
Total	1,763	1,742	2,284	2,403	2,895	2,727	3,008

Legend: CIB; Specialised business lines; Retail Banking


CRÉDIT
AGRICOLE S.A.

Balanced and diversified model

- Towards balanced contributions from France and International
  - ✓ Our target of 50% deriving from outside France by 2008 should be reached in 2007

Net banking income



International
41 %
France
59 %
H1 2006
International
47 %
France
53 %
H1 2007

CRÉDIT AGRICOLE S.A.

Balanced and diversified model

Retail banking (Income before tax)



3.3%
4.6%
24.9%
67.2%
France
Rest of Europe
Africa ME
RoW

Corporate and investment banking (NBI)



5.1%
12.3%
27.4%
23.2%
32.0%
France
Rest of Europe
Americas
Africa ME
Asia-Pacific

Asset management, insurance and private banking (NBI)



2.9%
1.2%
21.9%
74.0%
France
Rest of Europe
Americas
Asia-Pacific

Specialised financial services (NBI)



14.0%
30.7%
55.3%
France
Rest of Europe
Eastern Europe and Mediterranean rim

A balanced model built on a solid network

- A robust customer base of 44 million customers
  - ✓ 26 million retail banking customers in France
  - ✓ 5 million retail banking customers outside France
  - ✓ 15 million consumer finance customers in France, 7 million of whom are not retail banking network customers
  - ✓ 5 million consumer finance customers outside France
- 11,000 branches worldwide
  - ✓ 9,100 branches in France
  - ✓ 1,900 branches abroad

Very strong earnings growth during the 1st half of 2007

- Net banking income: €10,286m, up 20.6%*
  - ✓ Strong increase on the back of expansion in international retail banking and very brisk business trends in asset management and in corporate and investment banking
- Gross operating income: €3,789m, up 20.7%*
  - ✓ Operating expenses, excluding atypical items*, in line with NBI trends
- Net income, Group share: €3,947m, up 48.7%
  - ✓ up 17.9% excluding atypical items
  - ✓ Risk-related costs still under control at 29 bp, up 2.1% excluding acquisitions in international retail banking
- Annualised ROE: 15.5%*

*excluding atypical items

CRÉDIT AGRICOLE S.A.

Management of the subprime crisis

- Modest impact on Crédit Agricole S.A.
- Asset Management: 100 million from multi-management
- In Corporate and investment banking:
  - ✓Calyon does not have any direct involvement in the US mortgage lending market
  - ✓Its indirect exposure through financing of homebuilders and financial relationships with specialised financial institutions is very limited
  - ✓The cash CDO business has indirect exposure to subprime loans: ABS portfolio in the structuring phase and CDO tranches assembled but not yet sold
  - ✓Highly selective LBO policy
  - ✓Few hedge fund customers
  - ✓Negative impact on credit derivatives markets, but marked to market
  - ✓Significant portion of the impact in July is already contained in the interim financial statements

Management of the subprime crisis

- Exposure of the cash CDO business to the US subprime market
  - ✓ The underlying subprime exposure of the ABS portfolio stood at €586m at end-June 2007 out of a total of €1.9bn; it has been valued conservatively.
  - ✓ Only the mezzanine tranches of CDOs kept by Calyon carry a risk; modest amount (€280m), 68%-hedged at end-June, limited net exposure (€91m)
  - ✓ Calyon does not hold any equity tranches
  - ✓ The super senior tranches (€4.4bn) do not carry any credit risk (AAA rating) and are resilient in heavy stress scenarios
  - ✓ Calyon reacted very rapidly and cautiously in February
- Other exposures
  - ✓ Total authorisation of ABCP conduits: €25bn
  - ✓ Liquidity lines on SIVs: €225m

Summary

Our model: diversification withstanding the test posed by the markets

Our model: maximise the producer/distributor synergies in each business line

Our model: sustainable value-creator

A producer-distributor model

Retail banks	backed by structured Business lines...	...and developing direct activities
19 countries	Specialised Financial Services Insurance Asset management and Private banking Corporate and Investment Banking	• Development of specific know-how • Access to distribution networks • Balance between production and distribution • Industrialisation of products



CRÉDIT
AGRICOLE S.A.

Retail banking

- Three domestic markets
  - ✓ Continued pursuit of expansion in their territories
  - ✓ Product innovation
  - ✓ Industrialisation of processes

- Development of other units
  - ✓ Development of their market share and their business activities
  - ✓ Industrialisation of process and offerings
  - ✓ Deployment of all the Group's business lines locally

Retail banking in France

- Solid development of business franchises
  - ✓Branch openings at a brisk pace
  - ✓Marked increase in account openings during the first half
    - 240,000 increase for the RBs
    - 40,000 increase at LCL
  - ✓Brisk commercial dynamics, with positions in the mid/upper range customer segment strengthened

- During the 1st half of 2007
  - ✓Acquisition of two regional promoters
  - ✓Implementation of the LCL competitiveness plan



Loans outstanding (€ bn)
243
49
252
50
268
54
281
58
296
62
309
64
H2 2004
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007
Crédit Agricole
LCL



Inflows (€ bn)
427
119
436
122
457
127
461
130
485
133
486
137
H2 2004
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007
Crédit Agricole
LCL

International retail banking

Belgium*
274 branches, 400,000 customers
1,680 employees

Switzerland*
5 branches

Italy
663 branches,
1.4 million customers
6,800 employees

Portugal
shareholding in BES
(23.8%)

Spain*
46 branches
278 employees

Morocco
176 branches
590,000 customers
1,860 employees

Senegal
6 branches, 11,000 customers
150 employees

Ivory Coast
14 branches, 85,000
customers, 365 employees

Cameroon
15 branches
110,000 customers
520 employees

Congo
2 branches
137 employees

Gabon
4 branches, 37,000
customers, 260 employees

Madagascar
26 branches, 55,000
customers, 610 employees

Uruguay
35 branches, 139,000 customers
450 employees

Poland
173 branches, 362,000 customers
2,200 employees

Ukraine
231 branches, 211,000 private
customers, 3,420 employees

Serbia
104 branches, 202,000 customers
930 employees

Greece
370 branches, 1.5 million customers
6,530 employees
(incl. Romania, Albania, Cyprus, Bulgaria)

Egypt
45 branches, 120,000 private
customers, 1,540 employees

Saudi Arabia
with Calyon

Djibouti
3 branches, 7,500 customers
130 employees

- International retail banking
- Asset management and Insurance
- Specialised financial services

* Majority control held by Regional Banks



CRÉDIT
AGRICOLE S.A.

Integration of acquisitions proceeding very smoothly

Cariparma - FriulAdria

- Legal aspects of acquisition process completed
- IT integration process of Intesa branches completed successfully
- Business and financial performance ahead of expectations
- Business plan set to be presented on 5 October covering:
  - ✓ Our growth targets for the Italian network
  - ✓ Our desire to integrate our traditional expansion model, which prioritises integration with the Group's business line platforms

Crédit Agricole Italy network(663): market share based on number of branches



Torino
Milano
Venezia
Parma
Modena
Bologna
Firenze
Roma
Napoli
80% of branches within a radius of 250 km from Parma
Market share:
0%
0%-3%
3%-5%
5%-10%
10%-40%

CRÉDIT AGRICOLE S.A.

Integration of acquisitions proceeding very smoothly

Significant positions established by our business activities in Italy

Retail Banking


CARIPARMA
CRÉDIT AGRICOLE


FRIULADRIA
CRÉDIT AGRICOLE

Consumer Credit


Agos
Un mondo di flessibilità


Fiat Auto
Financial Services

Asset management and insurance


CRÉDIT AGRICOLE
ASSET MANAGEMENT


POvita
assicurazioni

Corporate and investment banking


CALYON
CRÉDIT AGRICOLE CIB


CHEUVREUX

-> Roughly speaking: 10,000 employees

Integration of acquisitions proceeding very smoothly

Emporiki

- Transformation of a state-owned bank
  - ✓ The reorganisation is making good progress: 500 employees have left
  - ✓ Full management team in place incorporating Greek and French staff since February
  - ✓ Operational transformation, improvement to procedures, freeing-up of time for sales and marketing activities
- Commercial transformation in progress
  - ✓ Regionalisation of the network by capitalising on synergies with business lines
  - ✓ Major campaigns launched in Q2 2007 in mortgage loans and consumer credit
  - ✓ Significant market share gains in housing and business lending

Corporate and investment banking

Calyon, a diversified model present in 55 countries

- First-class commercial dynamics
  - ✓ NBI up 14% in H1 (at constant exchange rates)
  - ✓ NBI at a high level by past standards in equity brokerage, as well as in financing activities
- Prominent position in worldwide rankings
  - ✓ Momentum in structured finance
  - ✓ Overall performance of all the capital markets
  - ✓ Very active in brokerage and fixed-income
- Robustness and diversification of our model
  - ✓ 85% of direct revenues originate from customers
  - ✓ Substantial geographical diversification
  - ✓ Strong expansion in corporate and institutional customer base
  - ✓ Progressive and steady investment policy (equity derivatives, commodities)
  - ✓ Development of Newedge



Revenues
(€ m)
up 80%
1 776
2 152
2 304
2 889
2 567
3 197
H2 2004
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007

CRÉDIT AGRICOLE S.A.

A business that has already achieved European leadership

- One of the European leaders in consumer credit
- International expansion: a presence in 19 countries, expanding rapidly
- A culture of partnerships
- During the 1st half of 2007:
  - Start-up of Sofinco Saudi Fransi's activities
  - With Fiat Group Auto Financial Services (FGAFS), a presence in 16 countries and NBI contribution of €126m
  - Agreement with ABN Amro to acquire Interbank and DMC Groep

Consumer credit outstandings:
Over 50% outside France in H1 2007
(€ bn)


CAGR: 24%
29.7
31.7
34.2
37.1
39.3
49.5
56.7
26%
29%
32%
35%
37%
49%
55%
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007
France
Outside France

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Further first-class performance by the segment

- Winning earnings equation
  - ✓ Outstandings in excess of €617bn (excluding double-counting and Italy)
  - ✓ H1 2007 results: NBI up 16.1%, net income, Group share up 19.6%
- Recognised product quality both in and outside France
  - ✓ Distribution power to a diversified customer base
  - ✓ Efficiency of networks
- During the 1st half of 2007:
  - ✓ Custody (via CACEIS): acquisition of HVB's activities, agreement to buy Olympia
  - ✓ Private banking: acquisition of Banque Sarrazin in Luxembourg
  - ✓ Extension of the sales network in Asia (CAAM)



Total assets under management
(€ bn)
CAGR: 18.7%
511.5
70,7
317,4
544.5
67,8
347,0
605.4
73,0
395,8
715.0
79,5
491,2
756.3
82,1
520,4
807.4
87,9
551
854.7
94,8
583,2
June 2004
Dec. 2004
June 2005
Dec. 2005
June 2006
Dec. 2006
June 2007
Private banking
Insurance
Asset Management

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Success of the bancassurance model

- Record success in France, where the Group is the no. 1 bancassurer and no. 2 insurer
  - ✓ Predica: no. 2 in life insurance in France with 15.3% market share
  - ✓ Pacifica: no. 2 in P&C bancassurance in France with over 5 million policies
- Expansion of this model outside France
  - ✓ In partnership with the Group's networks
  - ✓ No. 3 in Portugal after taking control of BES Vida and BES Seguros in early 2006
  - ✓ Already present in 10 countries, with borrower and banking-related insurance
- During the 1st half of 2007:
  - ✓ Life insurance company set up in Japan
  - ✓ Acquisition by Pacifica of AGF's 60% interest in AF P&C unit

Market share increasing steadily



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
16.70%
17.50%
17.60%
17.90%
14.70%
15.60%
16.30%
16.50%
4.30%
4.50%
4.80%
5.20%
2.90%
3.10%
3.30%
3.70%
1.00%
1.40%
1.80%
2.30%
2003
2004
2005
2006
Dependence (individual policies)
Death (temporary + individual mixed)
Home & contents (h&c)
Motor
Health (individual policies)

CRÉDIT AGRICOLE S.A.

Traditional model of a cost-effective bank still prioritised

- Crédit Agricole S.A.'s cost/income ratio : down by over 6 points between 2004 and 2006



70.9%
66.9%
64.0%
68.1%
73.8%
66.7%
67.2%
61.1%
66.9%
63.2%*
H1
H2
2004
H1
H2
2005
H1
H2
2006
H1
2007

* H1 2007: 61.1% excluding atypical items



CRÉDIT AGRICOLE S.A.

Traditional model of a cost-effective bank still prioritised

- Strong culture of cost-cutting at the Regional Banks
  - ✓ Cost/income ratio down 7.3 points since 2004
  - ✓ 49.0% in the 1st half of 2007
- With Cariparma, an acquisition that duplicates this model in retail banking
  - ✓ Cost/income ratio for Italian unit: 48.7% in H1 2007
- Outstanding operational efficiency in corporate banking
  - ✓ Cost/income ratio below 45% for over 2 years and at 40.1% in H1 2007
- An effective asset management business line
  - ✓ Cost/income ratio: 40.5% in H1 2007, driven notably by CAAM's first-class operational efficiency (39.5%)

Summary

Our model: diversification withstanding the test posed by the markets

Our model: maximise the producer/distributor synergies in each business line

Our model: sustainable value-creator

Strong growth in per share data (€)


Earnings per share
2004-2006 CAGR:
39.5%
0.84
1.48
1.69
2.64
3.29
2003
2004
2004
2005
2006
French GAAP
IFRS

Book value per share

	31/12/2006	30/06/2007
BVPS	**€22.0**	**€24.8**
Net assets not revalued	€20.3	€22.6

Figures adjusted for the February 2007 capital increase


CRÉDIT
AGRICOLE S.A.

A dividend policy in tune with our sustainable growth strategy


CAGR: 16.3%
0.54
0.54
0.54
0.65
0.92
1.15
2001*
2002*
2003*
2004*
2005*
2006
Net dividend per share (€)


CAGR: 28.7%
535
729
801
954
1,407
1,890
2001
2002
2003
2004
2005
2006
Payout (in millions of euros)

* Adjusted for the January 2007 capital increase

END